EXHIBIT 99.1
NOVASTAR FINANCIAL, INC.
8140 Ward Parkway, Suite 300
Kansas City, MO 64114
(816) 237-7000

January 20, 2006
Dear Current or Former 401(k) Plan Participant:
      As a participant, or former participant, in the NovaStar Financial, Inc. 401(k) Plan (the “401(k) Plan”), you elected to direct a certain portion of contributions in your individual 401(k) Plan account into the NovaStar Financial, Inc. Common Stock Fund (the “NovaStar Fund”) during the one year period immediately preceding the date hereof (the “Rescission Period”). Your interest in the assets of the NovaStar Fund is measured in units of participation (“Units”), each of which consists of shares of our common stock purchased in the open market by the 401(k) Plan trustee (the “Trustee”) and short-term liquid investments.
      Certain shares of our common stock held in the NovaStar Fund may not have been properly registered under the Securities Act of 1933. Therefore, we are offering, under the terms and conditions described in the enclosed prospectus, to rescind the purchase of all shares of our common stock that were included in Units purchased by 401(k) Plan participants with salary deferral and rollover contributions during the Rescission Period (the “Rescission Offer”). The Rescission Offer will expire at 5:00 p.m., Central time, on February 21, 2006 (the “Expiration Date”).
      You are not obligated in any way to accept the Rescission Offer. Acceptance of the Rescission Offer is economically beneficial only (i) if you sold Units purchased during the Rescission Period at a loss, or (ii) if you still hold such Units and the value of such Units on the Expiration Date is less than the price you paid for such Units, plus interest. We will not effectuate any repurchases pursuant to the Rescission Offer unless such repurchases are economically beneficial to the participants. The interest rate to be paid per annum will be the weekly average 1-year constant maturity Treasury yield, as published by the Board of Governors of the Federal Reserve System, for the calendar week which includes the Expiration Date. For the week ending January 13, 2006, the interest rate would have been 4.41%.
      In order to accept the Rescission Offer, your completed Rescission Offer Acceptance Form (enclosed as Appendix A to the prospectus) and all other required documentation must be received at the address indicated on the Rescission Offer Acceptance Form before the Expiration Date. If we have not received a completed Rescission Offer Acceptance Form and all other required documentation by the Expiration Date, you will be deemed to have rejected the Rescission Offer.
      Enclosed is a prospectus that details the terms and conditions of the Rescission Offer. You are encouraged to read the entire prospectus thoroughly before deciding whether to accept or reject the Rescission Offer. In particular, we refer you to the section entitled “Questions and Answers About the Rescission Offer” on page 1 of the prospectus.
      Also contained in the attached Prospectus is an “Important Notice Concerning Your Rights Under the NovaStar Financial, Inc. 401(k) Plan” relating to a “blackout period” during which your ability to effect transactions related to the NovaStar Fund in your 401(k) Plan accounts will be temporarily suspended if you accept the Rescission Offer.
      If you still have questions, you may call Jeffrey D. Ayers, the Rescission Administrator, at (816) 237-7000, Monday through Friday between the hours of 9:00 a.m. and 5:00 p.m., Central time, prior to the Expiration Date.

Sincerely,

Scott F. Hartman
Chairman of the Board and Chief Executive Officer
NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.